Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports Q2 results: 2024 outlook on track; strong operational performance; financial results reflect transition to tier-one economics; durable demand outlook driving long-term price increases; disciplined strategy capturing long-term value

Saskatoon, Saskatchewan, Canada, July 31, 2024

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the second quarter ended June 30, 2024, in accordance with International Financial Reporting Standards (IFRS).

“Second quarter operational performance was strong, driving financial results that remain in line with our full-year 2024 outlook,” said Tim Gitzel, Cameco’s president and CEO. “As expected, those results reflect normal quarterly variability, and while we believe Westinghouse is on track and continues to perform as expected, our overall results continue to be impacted by the required purchase accounting and other non-operational acquisition-related costs related to that investment.

“At the end of the second quarter, Alice Wong announced her retirement as senior vice-president and chief corporate officer. It’s been an absolute pleasure to work with Alice during her 37-year career with Cameco. Personally, and on behalf of the company, I would like to thank Alice for her expertise, wisdom, leadership and outstanding contributions, and I wish her the very best in retirement. Rachelle Girard, who was in the role of vice-president of investor relations and has demonstrated sound judgment and excellent leadership qualities in her 18 years with Cameco, has been appointed senior vice-president and chief corporate officer. We are pleased to welcome Rachelle to Cameco’s senior executive team and look forward to a strong contribution as we position the company to leverage opportunities in these exciting times for the nuclear industry.

“Cameco is in the enviable position of having what we believe are the world’s premier, tier-one assets, with investments across the fuel cycle and the reactor life cycle. With our disciplined strategy that aligns our operational, marketing, and financially focused decisions, in a market where we are seeing sustained, positive momentum for nuclear energy, we believe those assets and investments will allow us to generate full-cycle value.

“Under the marketing element of our strategy, with the positive demand sentiment and a long-term uranium price that has continued to strengthen, we are continuing to be selective in committing our unencumbered, tier-one, in-ground uranium inventory and UF6 conversion capacity to capture greater upside for many years to come. Our contract portfolio spans more than a decade, with annual commitments from 2024 through 2028 increasing this past quarter to an average of about 29 million pounds per year. That portfolio guides the operational element of our strategy, which is underpinned by production rates that align with the market demand, and costs in our uranium segment that continue to reflect our transition back to a tier-one cost structure. And from the perspective of our financial decisions, the strategy sets the foundation for strong cash flow generation, which guides our conservative, risk-managed capital allocation priorities, including a focus on debt reduction and the prudent refinancing activities undertaken in 2024.

“As a proven, reliable supplier we are recognized for our experience and our thorough understanding of how nuclear fuel markets work. With full-cycle support emerging for nuclear energy, reinforced by positive public opinion, promising policy decisions, and market-based solutions, we believe we are in the unique position of utilizing that experience and understanding to provide reliable sources of supply to meet the durable, long-term demand emerging across the fuel cycle.

“Nuclear energy is clearly being recognized as a critical tool in the fight against climate change, with additional advantages in the context of reliability, capacity, scalability and energy security being highlighted by governments and energy-intensive industries alike. Cameco and Westinghouse, as proven producers of uranium products and services that have demonstrated strong and sustainable performance, underpinned by licensed and permitted operations in geopolitically stable jurisdictions, can be expected to benefit from those significant tailwinds.

“We are a responsible, commercial supplier with a strong balance sheet, long-lived, tier-one assets in reliable jurisdictions, and a proven operating track record. We believe we have the right strategy to achieve our vision of ‘energizing a clean-air world’ in a manner that reflects our values, including a commitment to address the risks and opportunities that we believe will make our business sustainable over the long term.”

•

2024 financial outlook on track: We continue to expect strong cash flow generation, with estimated consolidated revenue of between about $2.85 billion and $3.0 billion. We maintain the outlook for our share of Westinghouse’s 2024 adjusted EBITDA of between $445 million and $510 million. See Outlook for 2024 in our second quarter MD&A for more information. Adjusted EBITDA attributable to Westinghouse is a non-IFRS measure, see page 5.

•

Financial results continuing to reflect a transition to tier-one economics: Solid second quarter results with net earnings of $36 million, adjusted net earnings of $62 million, adjusted EBITDA of $337 million; first six months net earnings of $29 million, adjusted net earnings of $118 million, and adjusted EBITDA of $681 million. Results are driven by normal quarterly variations in contract deliveries in our uranium and fuel services segments, and the addition of Westinghouse, which is also impacted by quarterly variability. Gross profit improved due to increased sales volume and an increase in the Canadian dollar average realized price. Adjusted net earnings and adjusted EBITDA are non-IFRS measures, see page 5.

•

Uranium segment on track for 2024 outlook with strong operational performance: In our uranium segment, production and financial results for the quarter and for the first six months of the year were strong. Higher revenues and gross profit compared to last year were primarily driven by a higher average realized price. Deliveries of 6.2 million pounds during the quarter were higher than in the second quarter of 2023, while deliveries of 13.5 million pounds year-to-date were lower than the same period last year due to normal quarterly variations, although it remained in line with the delivery pattern disclosed in our annual MD&A. Our annual expectation for uranium deliveries of between 32 million and 34 million pounds remains unchanged. See Uranium in our second quarter MD&A for more information.

•

Combined fuel services production unchanged: In our fuel services segment, normal quarterly variations in contract deliveries resulted in lower delivery volumes during the second quarter and for the first half of the year, compared to the same periods in 2023. Production was lower in the second quarter and for the first six months due to temporary operational issues that impacted the first half of 2024, resulting in a higher unit cost of sales, driving a slight increase in our 2024 outlook for fuel services average unit cost of sales. Although fuel services outlook and production results are not broken down by individual product line (includes the combined production of UO2, UF6, and heavy water reactor fuel bundles), we previously indicated we were targeting production of 12,000 tonnes at the Port Hope UF6 conversion facility in 2024. Our annual production expectation for fuel services remains between 13.5 million and 14.5 million kgU of combined fuel services products in 2024, but we now expect the conversion component of that guidance to be between 11,000 tonnes and 11,500 tonnes of UF6. See Fuel Services in our second quarter MD&A for more information.

•

Long-term contracting success continues, maintaining exposure to higher prices: As of June 30, 2024, we had commitments requiring delivery of an average of about 29 million pounds per year from 2024 through 2028, an increase from an average of about 28 million pounds per year at the end of March. We also have contracts in our uranium and fuel services segments that span more than a decade, and in our uranium segment, many of those contracts benefit from market-related pricing mechanisms. In addition, we have a large and growing pipeline of business under discussion, which we expect will help further build our long-term contract portfolio.

•	Maintaining financial discipline and balanced liquidity to execute on strategy:

•

Strong balance sheet: As of June 30, 2024, we had $362 million in cash and cash equivalents and $1.4 billion in total debt. In addition, we have a $1.0 billion undrawn credit facility, which matures October 1, 2027. With improving prices under our long-term contract portfolio, the progress we are making in our uranium segment towards the return to our tier-one cost structure, and an expected increase in our UF6 conversion production, we expect to see strong cash flow generation in 2024.

•

Focused debt reduction: Thanks to our risk-managed financial discipline, and strong cash position, in the second quarter we continued to prioritize the reduction of the floating-rate term loan used to finance the Westinghouse acquisition, repaying another $100 million (US) of the remaining $400 million (US) principal outstanding. We plan to continue to prioritize repayment of the remaining $300 million (US) outstanding principal on the term loan while balancing our liquidity and cash position.

•

Prudent refinancing: Consistent with the conservative financial management we have demonstrated and our 2024 capital allocation priorities, in the second quarter we successfully refinanced the $500 million senior unsecured debentures that we retired at maturity on June 24, 2024. The new $500 million senior unsecured debentures, Series I, mature May 24, 2031, and have a coupon of 4.94%.

•	Maintaining financial flexibility: We plan to file a new base shelf prospectus when the current one expires in October.

•

JV Inkai production purchase allocation remains under discussion: Production at our JV in Kazakhstan was lower for the quarter and the first half of 2024 due to challenges with sulfuric acid supply in the early part of the year. JV Inkai continues to experience procurement and supply chain issues, most notably related to the stability of sulfuric acid deliveries. The 2024 production expectation of 8.3 million pounds of U3O8 (100% basis) is tentative and contingent upon receipt of sufficient volumes of sulfuric acid. Subsequent to the end of the quarter, Kazatomprom issued a news release indicating that at the end of June, the government of the Republic of Kazakhstan introduced amendments to the country’s Tax Code, including significant increases to the Mineral Extraction Tax (MET) rate paid by mining entities on uranium production, beginning in 2025. We are evaluating the new MET and if it remains as currently formulated, preliminary conclusions indicate that production costs in Kazakhstan would be similar to northern Saskatchewan operations, depending on the assumptions used for uranium price, production profile, and exchange rate. See Uranium 2024 Q2 Updates in our second quarter MD&A for more information.

•

Collective agreements approved by union membership at McArthur River/Key Lake and Cameco Fuel Manufacturing (CFM): New three-year collective agreements were signed with United Steelworkers Local 8914 at the McArthur River mine and Key Lake mill, and with unionized employees at CFM, with terms expiring in December 2025 and June 2027, respectively.

•

Changes to the executive team: Effective June 30, 2024, Alice Wong retired from her role as senior vice-president and chief corporate officer after more than 37 years with Cameco, serving in her current role since 2011. Effective July 1, 2024, Rachelle Girard was appointed senior vice-president and chief corporate officer with oversight of investor relations, human resources, supply chain management, and internal audit and corporate ethics, and Cory Kos was appointed vice-president, investor relations.

Consolidated financial results

HIGHLIGHTS	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2024	2023	CHANGE	2024	2023	CHANGE
Revenue	598	482	24%	1,232	1,169	5%
Gross profit	175	110	59%	362	277	31%
Net earnings attributable to equity holders	36	14	>100%	29	133	(78)%
$ per common share (basic)	0.08	0.03	>100%	0.07	0.31	(77)%
$ per common share (diluted)	0.08	0.03	>100%	0.07	0.31	(77)%
Adjusted net earnings (losses) (ANE) (non-IFRS, see page 5)	62	(3)	>100%	118	112	5%
$ per common share (adjusted and diluted)	0.14	(0.01)	>100%	0.27	0.26	4%
Adjusted EBITDA (non-IFRS, see page 5)	337	54	>100%	681	278	>100%
Cash provided by operations (after working capital changes)	260	87	>100%	323	302	7%

The financial information presented for the three months and six months ended June 30, 2023, and June 30, 2024, is unaudited.

Selected segment highlights

			THREE MONTHS			SIX MONTHS
			ENDED JUNE 30			ENDED JUNE 30
HIGHLIGHTS			2024	2023	CHANGE	2024	2023	CHANGE
Uranium	Production volume (million lbs)		7.1	4.4	61%	12.9	8.8	47%
	Sales volume (million lbs)		6.2	5.5	13%	13.5	15.2	(11)%
	Average realized price[1]	($US/lb)	56.43	49.41	14%	57.04	46.81	22%
		($Cdn/lb)	76.93	67.05	15%	77.15	63.17	22%
	Revenue		481	369	30%	1,042	963	8%
	Gross profit		144	72	100%	313	208	50%
	Net earnings attributable to equity holders		192	68	182%	445	256	74%
	Adjusted EBITDA[2]		248	118	110%	550	378	46%
Fuel services	Production volume (million kgU)		2.9	3.4	(15)%	6.7	7.6	(12)%
	Sales volume (million kgU)		2.9	3.2	(9)%	4.4	5.6	(21)%
	Average realized price [3]	($Cdn/kgU)	39.98	35.63	12%	42.80	36.51	17%
	Revenue		118	113	4%	190	206	(8)%
	Net earnings attributable to equity holders		33	39	(15)%	53	70	(24)%
	Adjusted EBITDA[2]		42	48	(13)%	67	86	(22)%
	Adjusted EBITDA margin (%)[2]		36	42	(14)%	35	42	(17)%
Westinghouse	Revenue		670	—	n/a	1,325	—	n/a
(our share)	Net loss		(47)	—	n/a	(170)	—	n/a
	Adjusted EBITDA[2]		121	—	n/a	197	—	n/a

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]	Non-IFRS measure, see page 5.
[3]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS measures starting on page 5). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($CDN/LB)	2024	2023	CHANGE	2024	2023	CHANGE
Produced
Cash cost	16.96	23.35	(27)%	18.11	23.24	(22)%
Non-cash cost	9.10	12.82	(29)%	9.41	11.81	(20)%
Total production cost [1]	26.06	36.17	(28)%	27.52	35.05	(21)%
Quantity produced (million lbs)[1]	7.1	4.4	61%	12.9	8.8	47%
Purchased
Cash cost	109.11	68.31	60%	96.25	68.17	41%
Quantity purchased (million lbs)[1]	1.7	3.8	(55)%	4.4	4.2	5%
Totals
Produced and purchased costs	42.10	51.06	(18)%	45.00	45.75	(2)%
Quantities produced and purchased (million lbs)	8.8	8.2	7%	17.3	13.0	33%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. There were no purchases during the quarter. In the first six months of 2024, we purchased 1.1 million pounds at a purchase price per pound of $129.96 ($96.88 (US)).

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, adjustments to reclamation provisions flowing through other operating expenses and bargain purchase gains, that we believe do not reflect the underlying financial performance for the reporting period. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. ANE is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2023 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2023 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 10 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 7 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs is included in earnings from equity-accounted investees and recorded in other expenses in the investee information (see note 7 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the second quarter and first six months of 2024 and compares it to the same periods in 2023.

	THREE MONTHS		SIX MONTHS
	ENDED JUNE 30		ENDED JUNE 30
($ MILLIONS)	2024	2023	2024	2023
Net earnings attributable to equity holders	36	14	29	133
Adjustments
Adjustments on derivatives	14	(35)	47	(41)
Inventory purchase accounting (net of tax)	12	—	50	—
Acquisition-related transition costs (net of tax)	5	—	19	—
Adjustment to other operating expense (income)	(2)	8	(17)	6
Income taxes on adjustments	(3)	10	(10)	14

Adjusted net earnings (losses)	62	(3)	118	112

The following table shows what contributed to the change in adjusted net earnings (non-IFRS measure, see above) for the second quarter and first six months of 2024 compares to the same periods in 2023.

		THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)		IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings (losses) - 2023	14	(3)	133	112

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Impact from sales volume changes	10	10	(24)	(24)
	Higher realized prices ($US)	60	60	186	186
	Foreign exchange impact on realized prices	2	2	3	3
	Lower (higher) costs	1	1	(61)	(61)

	Change – uranium	73	73	104	104

Fuel services	Impact from sales volume changes	(3)	(3)	(15)	(15)
	Higher realized prices ($Cdn)	13	13	28	28
	Higher costs	(17)	(17)	(32)	(32)

	Change – fuel services	(7)	(7)	(19)	(19)

	Other changes
	Higher administration expenditures	(9)	(9)	(5)	(5)
	Higher exploration and research and development expenditures	(2)	(2)	(8)	(8)
	Change in reclamation provisions	11	1	26	3
	Higher (lower) earnings from equity-accounted investees	(7)	10	(109)	(40)
	Change in gains or losses on derivatives	(48)	1	(91)	(3)
	Change in foreign exchange gains or losses	49	49	68	68
	Lower finance income	(23)	(23)	(45)	(45)
	Higher finance costs	(20)	(20)	(36)	(36)
	Change in income tax recovery or expense	5	(8)	10	(14)
	Other	—	—	1	1

	Net earnings - 2024	36	62	29	118

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes. Included in EBITDA is our share of equity-accounted investees.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees that are not adjustments to arrive at our ANE measure. These items are reported as part of other expenses within the investee financial information and are not representative of the underlying operations. These primarily include transaction, integration and restructuring costs related to acquisitions.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA and adjusted EBITDA margin are non-IFRS measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure.

To facilitate a better understanding of these measures, the tables below reconcile net earnings with EBITDA and adjusted EBITDA for the second quarter and first six months of 2024 and 2023.

For the quarter ended June 30, 2024:

($ MILLIONS)	URANIUM	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	192	33	(47)	(142)	36
Depreciation and amortization	52	9	—	1	62
Finance income	—	—	—	(8)	(8)
Finance costs	—	—	—	43	43
Income taxes	—	—	—	18	18

	244	42	(47)	(88)	151
Adjustments on equity investees
Depreciation and amortization	2	—	89	—
Finance income	—	—	(1)	—
Finance expense	—	—	54	—
Income taxes	4	—	(11)	—

Net adjustments on equity investees	6	—	131	—	137

EBITDA	250	42	84	(88)	288
Gain on derivatives	—	—	—	14	14
Other operating income	(2)	—	—	—	(2)

	(2)	—	—	14	12
Adjustments on equity investees
Inventory purchase accounting	—	—	16	—
Acquisition-related transition costs	—	—	6	—
Other expenses	—	—	15	—

Net adjustments on equity investees	—	—	37	—	37

Adjusted EBITDA	248	42	121	(74)	337

For the quarter ended June 30, 2023:

($ MILLIONS)	URANIUM	FUEL SERVICES	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	68	39	(93)	14
Depreciation and amortization	32	9	1	42
Finance income	—	—	(31)	(31)
Finance costs	—	—	23	23
Income taxes	—	—	23	23

	100	48	(77)	71
Adjustments on equity investees
Depreciation and amortization	3	—	—
Income taxes	7	—	—

Net adjustments on equity investees	10	—	—	10

EBITDA	110	48	(77)	81
Loss on derivatives	—	—	(35)	(35)
Other operating expense	8	—	—	8

Adjusted EBITDA	118	48	(112)	54

For the six months ended June 30, 2024:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	445	53	(170)	(299)	29
Depreciation and amortization	88	14	—	2	104
Finance income	—	—	—	(14)	(14)
Finance costs	—	—	—	82	82
Income taxes	—	—	—	49	49

	533	67	(170)	(180)	250
Adjustments on equity investees
Depreciation and amortization	10	—	173	—
Finance income	—	—	(3)	—
Finance expense	—	—	118	—
Income taxes	24	—	(48)	—

Net adjustments on equity investees	34	—	240	—	274

EBITDA	567	67	70	(180)	524
Gain on derivatives	—	—	—	47	47
Other operating income	(17)	—	—	—	(17)

	(17)	—	—	47	30
Adjustments on equity investees
Inventory purchase accounting	—	—	66	—
Acquisition-related transition costs	—	—	25	—
Other expenses	—	—	36	—

Net adjustments on equity investees	—	—	127	—	127

Adjusted EBITDA	550	67	197	(133)	681

For the six months ended June 30, 2023:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	256	70	(193)	133
Depreciation and amortization	100	16	2	118
Finance income	—	—	(59)	(59)
Finance costs	—	—	46	46
Income taxes	—	—	59	59

	356	86	(145)	297
Adjustments on equity investees
Depreciation and amortization	5	—	—
Income taxes	11	—	—

Net adjustments on equity investees	16	—	—	16

EBITDA	372	86	(145)	313
Loss on derivatives	—	—	(41)	(41)
Other operating expense	6	—	—	6

Adjusted EBITDA	378	86	(186)	278

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the second quarter and first six months of 2024 and 2023.

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2024	2023	2024	2023
Cost of product sold	284.7	264.5	640.5	654.5
Add / (subtract)
Royalties	(32.2)	(14.1)	(50.0)	(38.8)
Care and maintenance costs	(11.7)	(11.1)	(23.8)	(23.1)
Other selling costs	(4.5)	(1.4)	(9.4)	(4.1)
Change in inventories	69.6	124.4	99.8	(97.7)

Cash operating costs (a)	305.9	362.3	657.1	490.8
Add / (subtract)
Depreciation and amortization	51.5	32.2	88.2	100.1
Care and maintenance costs	(0.2)	(1.0)	(0.4)	(2.5)
Change in inventories	13.3	25.2	33.6	6.3

Total operating costs (b)	370.5	418.7	778.5	594.7

Uranium produced & purchased (million lbs) (c)	8.8	8.2	17.3	13.0

Cash costs per pound (a ÷ c)	34.76	44.18	37.98	37.75
Total costs per pound (b ÷ c)	42.10	51.06	45.00	45.75

Management’s discussion and analysis (MD&A) and financial statements

The second quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and six months ended June 30, 2024, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2023, first quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR+ at sedarplus.ca, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	Greg Murdock, general manager, McArthur River, Cameco

•	Daley McIntyre, general manager, Key Lake, Cameco

CIGAR LAKE

•	Kirk Lamont, general manager, Cigar Lake, Cameco

INKAI

•	Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our expectation that we remain on track to achieve our full-year 2024 outlook; our ability to position the company to leverage opportunities in the nuclear industry; the sustained, positive momentum we see for nuclear energy, which we believe will allow us to generate full-cycle value; our selectivity in committing inventory and conversion capacity allowing us to capture greater future upside; our belief that our contract portfolio aligns with market demand and our transition back to a tier-one cost structure, setting the foundation for strong cash flow and debt reduction; our ability to provide supply to meet long-term demand across the fuel cycle; the ability of Cameco and Westinghouse to benefit from the recognition of nuclear energy as a critical tool in the fight against climate change; the belief in our strategy to achieve our vision of energizing a clean-air world in a manner that reflects our values, and address risks and opportunities to make our business sustainable over the long term; our cash flow generation expectations, including our consolidated revenue outlook and the outlook for our share of Westinghouse’s 2024 adjusted EBITDA; our expectations regarding our uranium segment being on track for our 2024 outlook, and our expected annual uranium deliveries; our fuel services production targets; our expectation that our pipeline of business under discussion will help further build our long-term contract portfolio; our expectations regarding a return to our tier-one cost structure, our expected increase in our UF6 conversion production, and our expectations regarding cash flow generation; our intention to prioritize debt repayment while balancing our liquidity and cash position; our intention to file a new base shelf prospectus; our production expectations for JV Inkai, our allocation of planned production, the timing of deliveries and our evaluation of the implications of announced tax law changes in Kazakhstan; including our preliminary analysis of their impact on Inkai’s production costs and preliminary conclusions that indicate production costs in Kazakhstan would be similar to northern Saskatchewan operations; and the expected date for announcement of our 2024 third quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that our views regarding nuclear power, its growth profile, and benefits, may prove to be incorrect; the risk that we may not be able to achieve planned production levels within the expected timeframes, or that the costs involved in doing so exceed our expectations; the risk that the production levels at Inkai may not be at expected levels due to the unavailability of sufficient volumes of sulfuric acid or for any other reason, or that it may not be able to deliver its production when expected, or of the adverse effect of changes in Kazakhstan tax law to JV Inkai’s business and life-of-mine plans for 2025 and beyond; risks to Westinghouse’s business associated with potential production disruptions, the implementation of its business objectives, compliance with licensing or quality assurance requirements, or that it may otherwise be unable to achieve expected growth; the risk that we may not be able to meet sales commitments for any reason; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks; the risk that we may not be able to implement our business objectives in a manner consistent with our environmental, social, governance and other values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk that we may not realize the expected benefits from the Westinghouse acquisition; the risk that Westinghouse may not be able to implement its business objectives in a manner consistent with its or our environmental, social, governance and other values; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; our contract pipeline discussions; Inkai production, its receipt of sufficient volumes of sulfuric acid, and our allocation of planned production and timing of deliveries; assumptions about Westinghouse’s production, purchases, sales, deliveries and costs, the absence of business disruptions, and the success of its plans and strategies; the success of our plans and strategies, including planned production; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relation issues, aging infrastructure, and operating risks; the assumptions relating to Westinghouse’s adjusted EBITDA; and our ability to announce future financial results when expected.

Please also review the discussion in our 2023 annual MD&A, our 2024 first and second quarter MD&A and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our second quarter conference call on Wednesday, July 31, 2024, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial please dial 844-763-8274 (Canada and US) or 647-484-8814. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, August 31, 2024, by calling 855-669-9658 (Canada), 877-344-7529 (US) or 412-317-0088 (Passcode 7511295)

2024 third quarter report release date

We plan to announce our 2024 third quarter results before markets open on Thursday, November 7, 2024.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Cory Kos

306-716-6782

cory_kos@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com